ALBERTA COMPLIANCE SERVICES INC.

02060696

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 16 2002 WASH. D.C. 155 SECTION

November 25, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Applied Gaming Solutions of Canada Inc.
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. News Release dated November 13, 2002
2. Form 27
3. Notice of Alternative Form of AIF
4. Interim Financial Statements for the 9 months ended September 30, 2002
5. BCSC Form 51-901F

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dlw 12/20

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4832

Applied Gaming Solutions

NEWS RELEASE

Applied Gaming Solutions of Canada Inc.
Announces Name Change and Consolidation

Trading Symbol: TSX-Venture: AGC

November 13, 2002

Applied Gaming Solutions of Canada Inc. (the "Corporation") announces the consolidation of its Common Shares on a ten (10) old for one (1) new basis and a name change. The name change and consolidation were approved at the Annual General and Special Meeting of Shareholders of the Corporation held on July 25, 2002.

The Corporation has submitted the required documentation to the TSX Venture Exchange in respect of its name change and consolidation and it is expected that the Corporation will commence trading on November 14, 2002 under the name of Pacific Lottery Corporation on a consolidated basis and under the symbol "LUK".

The name change better reflects the corporations primary business focus of it Lottery operations in Vietnam. These changes are part of the reorganization plan put forward by the corporation in its efforts to attract investment and to implement its strategic objectives. The corporation continues to vigorously pursue its goal of establishing itself as one of the preeminent suppliers of on line Lottery services in South East Asia.

For further information, please visit our website at www.ags.ca
or contact:
Rob Hetherington, Communications Coordinator:
Phone: 1-888-685-7788 / Fax: (403) 266-8909 / E-mail: info@ags.ca

SEC 12g exemption: 82-4832

82-4832

Form 27

Securities Act **(Alberta)**

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE *SECURITIES ACT* (ALBERTA)

Item 1 Reporting Issuer

Pacific Lottery Corporation
2937 – 19 Street NE
Calgary, Alberta
T2E 7A2

Item 2 Date of Material Change

The material change occurred on November 14, 2002.

Item 3 News Release

A News Release reporting the material change was issued in Calgary on November 13, 2002 through Canada NewsWire.

Item 4 Summary of Material Change

Applied Gaming Solutions of Canada Inc. (the "Corporation") has given notice of the consolidation of its Common Shares and a name change.

Item 5 Full Description of Material Change

On November 13, 2002, the Corporation announced the consolidation of its Common Shares on a ten (10) old for one (1) new basis and a name change to Pacific Lottery Corporation. The name change and consolidation were approved at the Annual General and Special Meeting of Shareholders of the Corporation held on July 25, 2002.

The Corporation has submitted the required documentation to the TSX Venture Exchange in respect of its name change and consolidation and it is expected that the Corporation will commence trading on November 14, 2002 under the name of Pacific Lottery Corporation on a consolidated basis and under the symbol "LUK".

Item 6 Reliance on Section 118(2) of the Securities Act

Not applicable.

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Item 7 Omitted Information

Not applicable.

Item 8 Senior Officer

David Aftergood
President and Chief Executive Officer

Telephone (403) 266-8900

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 18th day of November 2002.

Pacific Lottery Corporation

"signed"
David Aftergood, President and CEO

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

82-4832

Pacific Lottery Corporation

NEWS RELEASE

Pacific Lottery Corporation
Proceeds with EMSI Acquisition

Trading Symbol: TSX-Venture: LUK

November 20, 2002

Calgary, Alberta: Pacific Lottery Corporation (the "Corporation", formerly known as Applied Gaming Solutions of Canada Inc.) announces the acquisition of Emerging Market Solutions International (EMSI). The Corporation has completed its due diligence and will make immediate application to the Exchange for approval of its May 30, 2002 acquisition agreement. As previously outlined the Corporation will purchase all the outstanding shares of EMSI in exchange for 18,333,333 of its common shares. The Corporation has already satisfied one of the conditions of the acquisition by the appointment of Mr. Richard W. DeVries to the Board of Directors. This arms length transaction was negotiated and completed prior to his subsequent appointment, which was approved by the Shareholders at the Corporation's recent Annual General meeting held on July 25, 2002. EMSI's exclusive contract is to implement an online lottery program in Ho Chi Minh City, Vietnam. There are no commissions or finder fees payable for this transaction. This acquisition is subject to regulatory approval.

For further information please contact:
Rob Hetherington
Communications Coordinator
Phone: 1-888-685-7788 / Fax: (403) 266-8909 / E-mail: info@ags.ca

SEC 12g exemption: 82-4832

82-4832

Pacific Lottery Corporation
(formerly known as Applied Gaming Solutions of Canada Inc.)

Notice of Current AIF

In accordance with Part 3 of Multilateral Instrument 45-102, Pacific Lottery Corporation (the "Corporation") hereby advises that the Corporation has filed a current AIF under SEDAR project number 467860.

DATED at Calgary, Alberta this 22nd day of November 2002.

Pacific Lottery Corporation

Per: "David Aftergood"
David Aftergood
President and Chief Executive Officer

82-4832

Pacific Lottery Corporation

PACIFIC LOTTERY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2002
(UNAUDITED)

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PACIFIC LOTTERY CORPORATION
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

AS AT		September 30, 2002		December 31, 2001
ASSETS				
CURRENT ASSETS				
Cash	$	7,327	$	-
Accounts receivable		3,989		825
Prepaid expenses		1,270		1,274
		12,586		2,099
NET CAPITAL ASSETS		1,250,721		1,537,976
DEFERRED DEVELOPMENT COSTS		2,250,791		307,605
PRE-OPERATIONAL COSTS		-		
	$	3,514,098	$	1,847,681
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable (Note 2)	$	6,284,030	$	11,827,066
Short-term loans (Note 2)		2,250,000		2,250,000
		8,534,030		14,077,066
LONG-TERM DEBT (Note 2)		500,000		500,000
		9,034,030		14,747,573
SHAREHOLDERS' EQUITY				
Share capital		15,779,122		15,779,122
Deficit		(21,299,055)		(28,508,507)
		(5,519,932)		(12,729,385)
	$	3,514,098	$	1,847,681

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PACIFIC LOTTERY CORPORATION
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(UNAUDITED)

	FOR THE NINE MONTHS ENDED SEPT 30		FOR THE THREE MONTHS ENDED SEPT 30	
	2002	2001	2002	2001
REVENUES	$ 48,713	$ 52,186	$ 15,044	$ 17,166
DIRECT EXPENSES	-	-	-	-
	48,713	52,186	15,044	17,166
OTHER EXPENSES				
General and administrative	135,792	1,906,094	1,148	655,647
Interest on Short Term Loans	1,545,357	1,542,438	379,643	546,509
Interest on Long Term Loans	117,363	87,266	42,052	31,268
Depreciation and Amortization	294,070	296,600	97,826	98,870
	2,092,582	3,832,398	520,669	1,332,294
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(2,043,870)	(3,780,212)	(505,625)	(1,315,128)
Extraordinary Item -debt settlement	9,253,322	-	-	-
	9,253,322	-	-	-
NET INCOME (LOSS)	7,209,452	(3,780,212)	(505,625)	(1,315,128)
DEFICIT, BEGINNING OF PERIOD	28,508,507	23,702,712	29,588,622	26,167,796
DEFICIT, END OF PERIOD	$21,299,055	$ 27,482,924	$30,094,247	$27,482,924
WEIGHTED AVERAGE SHARES OUTSTANDING	33,690,581	32,382,910	33,690,581	32,382,910
INCOME (LOSS) PER SHARE	$ 0.21	$ (0.12)	$ (0.02)	$ (0.04)

82-4832

PACIFIC LOTTERY CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(UNAUDITED)

	FOR THE NINE MONTHS ENDED SEPT 30		FOR THE THREE MONTHS ENDED SEPT 30	
	2002	**2001**	**2002**	**2001**
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:				
Net income (loss)	$ 7,209,452	$ (3,780,212)	$ (505,625)	$ (1,315,128)
Items not involving cash:				
Amortization	294,070	296,600	97,826	98,870
Cash flow (outflow) from operations	7,503,522	(3,483,612)	(407,799)	(1,216,258)
Change in non-cash working capital balances	(5,546,195)	2,422,524	412,480	1,005,937
	1,957,327	(1,061,088)	4,681	(210,321)
FINANCING:				
Issue of common shares, net of issue costs	-	1,069,962	-	213,180
Issue of preferred shares	-	-	-	-
Proceeds on short term loan	-	-	-	-
Proeeds on loan from related party	-	-	-	-
Bank loans	-	-	-	-
Long term debt	-	-	-	-
Cheques issued in excess of cash on hand	-	3,351	-	(2,859)
	-	1,073,313	-	210,321
INVESTMENT:				
Cash effect of acquisition of business, net	-	-	-	-
Acquisiton of capital assets, net	-	(40,198)	-	-
Increase in deferred development costs	(1,950,000)	(256,869)	-	-
Acquisition of business	-	-	-	-
	(1,950,000)	(297,067)	-	-
INCREASE (DECREASE) IN CASH POSITION	7,327	(284,842)	4,681	-
CASH POSITION, BEGINNING OF PERIOD	-	284,842	2,646	-
CASH POSITION, END OF PERIOD	$ 7,327	$ -	$ 7,327	$ -

82-4832

Pacific Lottery Corporation
Consolidated Financial Statements for the Nine Months Ending September 30, 2002
(Unaudited)

Notes to Consolidated Financial Statements:

1. These interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim statements do not include all disclosures required in the annual financial statements and should be read in conjuction with the most recent annual Financial Statements of the Corporation. The accounting policies applied are consistent with those outlined in the Corporation's annual financial statements for the year ended December 31, 2001.

2. The Corporation, at the annual and special general meeting held July 25, 2002, sought and received approval from the common shareholders for the following:

   (a) to issue up to and including 8,731,339 post-consolidated common shares of the Corporation in full settlement of outstanding inbebtedness in the amount of $2,619,402 owed by the Corporation to certain current and former employees and one unsecured creditor of the Corporation; and

   (b) to approve the issuance of up to and including 9,166,1667 post-consolidation common shares of the Corporation in consideration of forgiveness of indebtedness owed by the Corporation in the amount of $2,500,000 plus interest, and in exchange for the surrender and cancellation of 250,000 issued and outstanding preferred shares, Series 2.

   The effect of the foregoing on the financial statements is a reduction of Accounts Payable to approximately $0.1 million, and the elimination of short and long-term debt. The foregoing debt settlement arrangements are now pending regulatory approval.

82-4832

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:

______	Schedule A
X	Schedule B & C

(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Pacific Lottery Corporation
ISSUER'S ADDRESS:	2937 – 19 Street N.E. Calgary, Alberta T2E 7A2
ISSUER TELEPHONE NUMBER:	(403) 266 8900
ISSUER FACSIMILE NUMBER:	(403) 266 8909
CONTACT PERSON:	David Aftergood
CONTACT'S POSITION:	President and CEO
CONTACT TELEPHONE NUMBER:	(403) 266 8900
FOR QUARTER ENDED:	September 30, 2002
DATE OF REPORT:	November 19, 2002
CONTACT E-MAIL ADDRESS	davidaftergood@ags.ca
WEB SITE ADDRESS	ags.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHEDAND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARDOF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David Aftergood	"David Aftergood	02-11-19
NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)
Peter Wallis	"Peter Wallis"	02-11-19
NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)

82-4832

FORM 51-901F

B.C. SECURITIES COMMISSION

QUARTERLY REPORT

FOR
PACIFIC LOTTERY CORPORATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

SCHEDULE A: **Financial Information**

- see Financial Statements accompanying this Form 51-901F.

SCHEDULE B: **Supplementary Information**

1. The major components of deferred development costs are:

	2002
Salaries/consulting fees	$4,927,055
License fees	772,921
Marketing and technical support	2,567,202
Office and supplies	688,969
Travel	494,873
Insurance	113,493
Financing fee	50,000
Legal and accounting	18,746
Other projects	17,640
	9,650,899
Less:	
Amortization	1,900,108
Write-down of deferred developments costs	5,500,000
	$ 2,250,791

An evaluation of the carrying value of deferred development costs was performed in 2000 and it was determined that the carrying value exceeded the expected undiscounted cash flows by $5,500,000. Accordingly, a write-down was recognized and charged to operations in 2000.

2. The major components of General & Administration costs are:

	2002
Consultant fees	$ 20,500
Dues, subscription & licenses	230,314
Salaries and benefits	-
Foreign exchange (gain) loss	(280,695)
Office expense	17,373
Professional fees	43,737

82-4832

Public company costs	18,832
Rent expense	28,590
Telephone &communications expense	12,430
Travel & promotion	44,711
	$135,792

3. Related Party Transactions
   There were no related party transaction during the reporting period.

4. Securities issued and options granted

   Common Shares: none issued

   Options: none issued

5. Share capital:

   (a) Authorized:

   Unlimited number of common shares

   Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors

   700,000 Convertible preferred shares Series 1

   250,000 preferred shares Series 2

   (b) Pooling arrangements:

   As at September 30, 2002, there were no pooled common shares that remain subject to the pooling agreements.

   (c) Issued:

	Amount	Number of Shares
Common shares:		
Balance, December 31, 2001	33,690,581	15,779,122
Issued for cash on public offering	-	-
Issued for cash on private placement	-	-
Issued on exercise of options	-	-
Issued on exercise of warrants	-	-
Issued for services	-	-
Share issue costs	-	-
Balance, September 30, 2002	33,690,581	15,779,122

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	Amount	Number of Shares
Preferred shares:		
Balance, September 30, 2002	250,000	250,000

(d) Stock options:

The following table sets forth a reconciliation of stock options granted, exercised and cancelled during the period ended September 30, 2002:

	Shares		Exercise Price
Outstanding at beginning of period	2,551,105	$	0.43 (average)
Granted	-		-
Exercised	-		-
Cancelled	271,250		0.51 (average)
Outstanding and exercisable, end of period	2,798,855	$	0.43 (average)

Options outstanding:

Number	Exercise Price	Expiry Date
475,000	0.50	July 6, 2003
100,000	0.60	April 8, 2004
50,000	0.91	June 23, 2004
285,000	0.53	November 14, 2004
475,000	0.46	January 25, 2005
56,522	0.46	April 18, 2005
653,333	0.30	May 23, 2005
185,000	0.20	February 21, 2006
2,279,855		

6. Directors and Officers

Directors: David A. Aftergood
Peter C. Wallis
Dale H. Laniuk
James F. Kelleher, PC, QC
Larry W. Ruptash
Richard W. DeVries

Officers: David A. Aftergood
President and Chief Executive Officer

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SCHEDULE C: **Management Discussion and Analysis**

Pacific Lottery Corporation (the "Corporation") is incorporated under the laws of the Province of Alberta. The principal business of the Corporation is to research, develop, manufacture, operate and manage lottery gaming central systems.

General

Accounts Payable

The reduction of accounts payable was due to the settlement of $9.2 million of debt to a supplier (see material contracts and commitments below). This reduction was partially offset by the acquisition of $1.95 million of deferred development costs from Emerging Market Solutions International ("EMSI") for consideration of assuming its liability to Lottery Wagering Solutions ("LWS") in the same amount. The continuing accrual of interest on the Bridge Loans also partially offset the debt settlement.

General and Administrative Expenses

The decrease in these expenses over the same period in 2001 can be attributed to reductions in overhead implemented in the last half of 2001.

Interest Expense

The increase in both long and short term interest expense can be attributed to the compounding effect of interest on both short and long term debt.

Depreciation and Amortization

Depreciation and amortization have remained virtually unchanged from the preceding year.

Deferred Development Costs

$1,950,000 of deferred development costs was acquired from EMSI in anticipation of the acquisition of that company by Pacific Lottery Corporation. Consideration of for this transaction was the assumption of EMSI's liability to LWS.

Extraordinary Item

Accumulated outstanding amounts totaling $9,253,322 due to Automated Wagering International was settled following a payment of U.S. $15,000 in the second quarter of 2002. The amounts due accumulated under the Sales and Services Agreement with AWI (see material contracts and commitments below).

82-4832

Legal Proceedings and Contingent Liabilities

The Corporation made a claim against a former director and two consultants to the Corporation alleging, among other things, breach of contract due to the failure of the defendant to perform any services of value under the agreement with the Corporation. The same former director and consultants had previously commenced an action in the State of Nevada against the Corporation alleging breach of contract.

Pursuant to a Settlement Agreement entered into and effective March 5, 1999 between the Corporation and the former director and one of the consultants:

(1) The Corporation's insurance carrier has paid to the former director and consultants U.S. $75,000 in satisfaction of expenses, payments of commissions, fees, emotional distress damages and/or costs. The individuals agree to waive all claims, rights or causes of action of or relating to fraud in the inducement or deceitful intentions regarding future payments or performance of obligation.

(2) In April 1999, the Corporation commenced payment of a total of U.S. $125,000 as severance payable in twenty-four installments of U.S. $5,208 per month.

(3) Subject to the approval of the Alberta securities regulators, the Corporation shall issue to the former director and consultant, 250,000 common shares of the Corporation. During the twenty-four month period from May 1999 to April 2001, the Corporation has the option to purchase the shares from the former director and consultants for the sum of One Dollar (U.S.) through April 2000 and shall have the first right of refusal to purchase the shares or any portion of the shares from May 2000 through April 2001. Through April 2001, the former director and consultants shall not sell, hypothecate or otherwise transfer or encumber the shares except that during the twelve months after April 2000, the former director and consultants may contract to sell the shares to a bona fide purchaser or on the open market for cash, by giving notice to the Corporation and subject to the right of first refusal of the Corporation.

The second consultant has not yet agreed to and signed the settlement agreement described above.

(d) The Corporation's former subsidiary Quantum was a defendant in a lawsuit claiming the defendants are indebted to the plaintiff in the amount of $1,286,947 plus interest, which indebtedness is secured by guarantees and a land mortgage. A mutual agreement has been reached between the defendant and the plaintiff, at no cost to the Corporation, and the subsidiary has been released of all indebtedness.

Material Contracts and Commitments

The Corporation entered into a Sales and Service agreement with Automated Wagering International, Inc. ("AWI") dated August 18, 1998 whereby AWI has agreed to sell to AGS certain equipment and services for use within the Socialist Republic of Vietnam. The Corporation agreed to purchase 345 lottery terminals for $1,483,645 U.S. payable as to $296,719 U.S. upon execution of the agreement and $593,538 U.S. 6 months after the execution of the agreement and $593,538 U.S. on the earlier of (i) 12 months from the execution of the agreement; (ii) the agreement by the Lottery Authority to pay the Corporation its capital costs; or (iii) the installation of a lottery terminal outside the Hanoi area.

The Corporation agreed to purchase processors for $109,000 U.S. of which $54,500 U.S. was payable upon execution of the agreement and the remaining $54,500 U.S. is payable upon commencement of on-line sales of lottery numbers in Hanoi.

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The Corporation agreed to pay a $500,000 U.S. non-refundable license fee which was due on the date the Corporation executed an agreement to install on-line lottery terminals outside of the Hanoi area. The Corporation is also committed to pay a fee of $8,333 U.S. per month for 60 months commencing on the date the Corporation executes an agreement with the appropriate Vietnamese authority to install lottery systems outside the Hanoi area.

AWI agreed to provide technical support services for $1,500,000 U.S. and marketing services for $250,000 U.S. These fees are payable in Nine equal monthly installments commencing on the date of execution of the agreement.

In addition, the Corporation shall pay to AWI a maintenance fee of $50,000 U.S. per month for a period of 60 months commencing on the sale of the first lottery ticket in Hanoi.

In January 1999, the Corporation negotiated a revised payment schedule with AWI, whereby AWI has exercised the option to require that 75% of the revenues which the Corporation receives under the Hanoi Lottery Agreement be paid to AWI until such amounts owing are fully paid. In return for AWI's continued cooperation and forbearance in light of the delays the Corporation experienced in making past payments to AWI, the Corporation agreed to pay AWI 25% of the revenue the Corporation received under the Hanoi Lottery Agreement and 5% of the revenue which the Corporation receives from any future lottery in Vietnam. During 2000, $33,380 U.S. was paid from lottery revenues earned in the year At December 31, 2000, a balance of $6,403,703 ($4,270,559 U.S.) remains outstanding. Interest on overdue balances is charged at a rate of 1.5% per mo nth.

Effective May 31, 2002, the total accumulated debt of $9,253 322 was forgiven following a payment of USD 15,000 by AGS to AWI.

Liquidity and Solvency

The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Corporation has sustained operating losses and has used significant cash resources for operations in 2002. At September 30, 2002 the Corporation had a working capital deficiency of $8,528,771 and a deficit of $21,299,055. The Vietnam lottery in Hanoi, the Corporation's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $48,713 for the Nine months ended September 30, 2002. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financing facilities with its lenders to improve terms of repayment.

The Corporation's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Corporation and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Corporation is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Corporation may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.